CARACLE CREEK INTERNATIONAL CONSULTING INC.
GEOLOGICAL & GEOPHYSICAL CONSULTANTS

CONSENT OF AUTHOR

March 11, 2009

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

MAG SILVER CORP. (the "Company")

We refer to the annual information form of the Company dated March 13, 2009 (the "AIF") and the technical report dated October 15, 2008 entitled "Independent Technical Report Cinco de Mayo Property, Chihuahua State, Mexico" (the "Technical Report"), which we have prepared for the Company.

Pursuant to Section 8.3 of National Instrument 43-101 – "*Standards of Disclosure for Mineral Projects*" this letter constitutes the consent of the undersigned to the reference in the AIF to extracts from, and a summary of, the Technical Report.

We also confirm (a) that we have read the AIF, including the written disclosure of the Technical Report and of extracts or a summary of the Technical Report contained in the AIF or incorporated therein by reference and (b) that the AIF fairly and accurately represents the information in the Technical Report that supports the disclosure set out in the AIF.

Brad Leonard, M.Sc., P.Geo.
March 11, 2009

PROFESSIONAL GEOSCIENTIST
BRADLEY C. LEONARD
PRACTISING MEMBER
0927
ONTARIO

Julie Selway, Ph.D., P.Geo.
March 11, 2009

PROFESSIONAL GEOSCIENTIST
JULIE B. SELWAY
PRACTISING MEMBER
0738
ONTARIO